Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

June 25, 2013

Via Edgar Submission and Courier

Mr. Duc Dang, Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	American Homes 4 Rent
Registration Statement on Form S-11
Filed June 4, 2013
File No. 333-189103

Dear Mr. Dang:

On behalf of our client, American Homes 4 Rent (the “Company” or the “REIT”), this letter responds to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) received by the Company in your letter dated June 21, 2013, with regard to the Company’s above-referenced registration statement on Form S-11 (File No. 333-189103) filed on June 4, 2013 (the “Registration Statement”).

For convenience of reference, we have repeated your comments below in italics followed by the Company’s responses. In addition, we have enclosed a marked copy of Amendment No. 1 to the Registration Statement (“Amendment No. 1”) that was publicly filed today and marked to indicate changes from the Registration Statement. All references in this letter to page numbers and captions correspond to the page numbers and captions set forth in Amendment No. 1. Defined terms used herein but not otherwise defined have the meanings given to them in Amendment No. 1.

Mr. Duc Dang

U.S. Securities and Exchange Commission

June 25, 2013

General

1.	We note your response to comment 2 in our letter dated May 10, 2013. It appears that some of the data cited in your registration statement may be from sources other than John Burns Real Estate Consulting. Please provide us with such other sources or revise to clarify that all data referenced is from John Burns Real Estate Consulting.

All of the sources cited in the Registration Statement and Amendment No. 1 were included in the expertized market study prepared by John Burns Real Estate Consulting, LLC (“JBREC”) and filed as Exhibit 99.1 to Amendment No. 1. In response to the Staff’s comment, the Company is supplementally providing a binder that references the sources cited by JBREC in their study.

2.	We note your response to comment 4 that you will acquire properties, in addition to those in escrow, with credit facility proceeds. Please revise to provide more detail regarding these acquisitions as they will take place prior to the completion of this offering.

Prior to the completion of the offering, the Company expects to continue acquiring single-family homes concentrated in its target markets with the specific property characteristics disclosed in the Registration Statement and in the Company’s previous response to comment 4. In response to the Staff’s comment, the Company has added detail regarding these acquisitions in Amendment No. 1 by including additional disclosure on properties acquired and properties in escrow between June 1, 2013 (the date after the information presented in the “Our Owned Properties” and “Properties in Escrow” tables in the prospectus) and the most recent practicable date before commencement of the offering. The Company will fill in the blanks and update this information in future amendments to the Registration Statement leading up to the effective date. Please see page 3 of the “Prospectus Summary” and page 116 of “Our Business and Properties.”

3.	We note your response to comment 11. Please tell us of any differences in the operating data or net operating margins between the internally and externally managed properties.

Net operating margins are substantially the same for internally managed properties and externally managed properties. Currently, the primary difference is the velocity of leasing. The Company’s internal leasing efforts have resulted in significant improvements in leasing rent-ready properties compared to when external third parties perform the leasing function. The Company has added disclosure that demonstrates the Company’s improved leasing activity in “Our Business and Properties” on pages 121 and 122 of Amendment No. 1 regarding its recent experience in internalizing the leasing function in two large markets, Indianapolis, Indiana and Tampa, Florida.

Mr. Duc Dang

U.S. Securities and Exchange Commission

June 25, 2013

Although the net operating margins of externally managed properties and internally managed properties are currently very similar, the Company believes that, over time, margins for internally managed properties will exceed those for externally managed properties. The Company anticipates higher margins on internally managed properties due to its ability to more effectively and efficiently drive occupancy rates, control costs and maximize rental rates among these properties compared to externally managed properties.

Our Properties, page 1

4.	We have reviewed your response to comment 10. Please clarify whether any portfolios of properties originally acquired by AH LLC and contributed to you, are significant acquisitions as contemplated by Rule 3-14 of Regulation S-X, evaluated based on the original acquisition by AH LLC.

The Company respectfully advises the Staff that substantially all of AH LLC’s acquisitions were single property purchases. The Company has concluded that, with respect to the properties contributed to the Company by AH LLC, AH LLC made no acquisitions that would be considered to be significant in the aggregate, as contemplated by Rule 3-14 of Regulation S-X.

5.	Please tell us, and clarify in your next amendment, the reconciling differences between the non-GAAP measure Estimated Total Investment and Estimated Total Book Value.

Estimated Total Investment differs from Estimated Total Book Value only with respect to the properties contributed by AH LLC. For properties contributed by AH LLC, Estimated Total Book Value is an estimate of the properties’ GAAP book value, which includes estimates for renovation costs we expect to incur. These properties were recorded at the net book value of AH LLC as of the date of contribution. In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1 in footnotes 2 and 3 of the “Our Owned Properties” tables on pages 2 and 115.

6.	In footnote 2, you indicate that for properties “acquired from AH LLC…Estimated Total Investment represents the valuation….” If the properties have been acquired, please tell us why Estimated Total Investment would be based on a valuation instead of the actual purchase price.

The Company has revised the disclosure to delete the references to valuation in footnote 2 to the “Our Owned Properties” tables on pages 2 and 115 of Amendment No. 1 in response to the Staff’s comment.

7.	Please tell us if you are able to disclose the portion of the Estimated Total Investment that is based on estimates of renovation costs for properties recently acquired awaiting renovation or currently under renovation. If the portion is material, please tell us how your prior estimates of renovation cost for renovated properties compared to the actual expenses incurred.

Mr. Duc Dang

U.S. Securities and Exchange Commission

June 25, 2013

Since inception, the Company’s estimates of renovation costs have, on average, closely tracked actual costs, with the difference between the estimated renovation costs and actual expenses incurred resulting in a variance of less than 5% over time. The estimated portion of the renovation costs (i.e., the portion that we have not yet incurred) was approximately $60 million of the aggregate $2.7 billion net book value shown in the table. The Company has revised the disclosure in footnote 2 to the “Our Owned Properties” tables on page 2 and 115 of Amendment No. 1 in response to the Staff’s comment.

Properties in Escrow, page 3

8.	Please disclose the average square footage per property and property age for your properties in escrow. Please disclose the occupancy, if any, for the escrow properties. Please make similar changes to the table that appears later in the document.

The Company has revised the disclosure in the “Properties in Escrow” tables and footnotes on pages 3 and 116 of Amendment No. 1 in response to the Staff’s comment.

Our Leasing Experience, page 6

9.	Please provide a column that discloses the properties that are not rent ready. Also, please tell us why you disclose rent for one column and cash rent for the other column in this table.

In response to the Staff’s comment, the Company has revised the disclosure in the “Our Leasing Experience” tables on pages 6 and 121 of Amendment No. 1 to add a “Not Rent Ready” column and conform the references to “rent” in the column headings for consistency.

Securities Outstanding, page 12

10.	In a footnote to the table on page 13, please quantify the potential conversions of each class of security.

The Company has inserted footnotes in the table on page 12 of Amendment No. 1 in response to the Staff’s comment.

Management’s Discussion and Analysis…., page 65

Cash Flows, page 72

Mr. Duc Dang

U.S. Securities and Exchange Commission

June 25, 2013

11.	Please discuss your capital expenditures related to the amount used to renovate your properties and make them rent ready for the disclosed periods.

The Company has revised the disclosure on page 72 in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in response to the Staff’s comment.

Property Acquisition, Renovation, Leasing and Property Management, page 126

12.	We note your response to comment 17 and the disclosure of 92 days and 30 days in the chart. Please clarify if those numbers are based on your activities of the last several months or of a longer time frame.

The Company respectfully advises the Staff that the number of days is based on the Company’s experience since inception. Its recent experience over the last several months has been consistent with these averages.

Certain Relationships and Related Party Transactions, page 158

13.	Please clarify why the property management agreement will remain in place for administrative convenience. Please also clarify if the fact that the agreement will remain in place could result in additional fees paid.

The Company has revised the disclosure on page 155 of Amendment No. 1 in response to the Staff’s comment. The property management agreement is remaining in place for administrative convenience because the Company’s former property manager is licensed as a real estate broker in all states in which the Company owns properties. This arrangement does not result in payment of additional fees.

Principal Shareholders, page 170

14.	We note your response to comment 25. Please identify the natural persons who comprise Blue Mountain Capital’s investment committee or advise.

In response to the Staff’s comment, the Company has revised footnote 7 to the “Principal Shareholders” table on page 168 of Amendment No. 1.

Note 1. Organization and operations, page 225

15.	We have reviewed your response to comment 26. Please confirm that the references made to ASC 810-10-55-37 and 37A are accurate, and if so, please explain to us in greater detail how you believe this literature applies to your circumstances, and how it leads to the conclusion that AH LLC is the primary beneficiary of the registrant.

The Company has responded to this comment supplementally in a telephone conversation with the Staff on June 24, 2013, and undertakes to respond supplementally to any further comments from the Staff on this matter.

Mr. Duc Dang

U.S. Securities and Exchange Commission

June 25, 2013

Significant Accounting Policies, page 226

16.	We note your accounting policy for acquisitions of vacant and for acquisitions of occupied single-family properties. Please revise your policy footnote to also address your accounting policy for acquisitions of portfolios of single-family homes where some are vacant and some are occupied. Additionally, please tell us how you determined it was appropriate to account for the acquisition of the Alaska Portfolio as a business combination rather than an asset acquisition. We note that less than 50% of the Alaska Portfolio was leased.

The Company did not disclose an accounting policy for acquisitions of portfolios of single-family homes in which some are vacant and some are occupied because we did not acquire any portfolios of properties during the periods presented in the historical financial statements which were not accounted for as transactions between entities under common control. AH LLC’s contributions of 367 properties in December 2012 and 2,770 properties in February 2013 were accounted for as transactions between entities under common control, and the properties were recorded at the net book value of AH LLC. We believe the Company’s consolidated financial statements appropriately disclose the nature of and accounting for these particular transactions.

The Company’s acquisition of the Alaska Portfolio closed in June 2013, subsequent to the most recent historical financial statements included in Amendment No. 1. Accordingly, the historical financial statements as of March 31, 2013 and December 31, 2012 do not contain an accounting policy for this transaction. However, the Company added disclosure on page F-47 to the subsequent events footnote of the March 31, 2013 historical unaudited condensed consolidated financial statements (note 12) regarding the consummation of this transaction, and the Company will disclose an accounting policy as appropriate regarding the acquisition of portfolios of single-family homes in its June 30, 2013 financial statements.

The Company has accounted for the acquisition of the Alaska Portfolio as a business combination, allocating the $904 million purchase price between the assets and liabilities acquired, including the real estate and the value of in-place leases. As of the date of acquisition, 75% of the portfolio’s homes were leased and 6% were rent-ready and being actively marketed for rental. We evaluated the transaction at the portfolio level, rather than the individual homes within the portfolio. We considered that a business consists of inputs and processes applied to those inputs that have the ability to create outputs. At the date of

Mr. Duc Dang

U.S. Securities and Exchange Commission

June 25, 2013

the acquisition, the portfolio (i.e., the input) had processes in place to generate outputs (i.e., rental revenues). These characteristics, among others, support the Company’s conclusion to account for the transaction as a business combination rather than as an asset acquisition.

*    *    *    *    *

The Company respectfully believes that the responses above and the proposed modifications contained in Amendment No. 1 to the Registration Statement are responsive to the Staff’s comments. If you have any questions or further comments, please feel free to contact me at (202) 637-8357.

Sincerely,

/s/ James E. Showen
James E. Showen Partner

Enclosure

cc:	Erin Martin, Securities and Exchange Commission
Dan Gordon, Securities and Exchange Commission
Eric McPhee, Securities and Exchange Commission
Sara H. Vogt-Lowell, American Homes 4 Rent
G. Allen Hicks, Hogan Lovells US LLP
William J. Cernius, Latham & Watkins LLP